AMENDED BILL OF SALE

This Amended Bill of Sale is made and entered into effective as of the 19th day of October, 2017, by and between MMOJoe, Inc. a Nevada limited liability company ("Seller") and SPYR, Inc. and SPYR APPS, LLC, a Nevada corporation and Nevada limited liability company respectively (collectively "Purchaser").

By this Bill of Sale, Seller, in accordance with the terms and conditions of that certain Asset Purchase Agreement entered into effective as of August 31, 2017 and the First and Second Amendments thereto dated October 8 and October 19, 2017 respectively (collectively the "Purchase Agreement"), by and between Purchaser and Seller, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, does hereby sell, transfer, convey, assign and deliver unto Purchaser, its successors and assigns, all of the "Assets" (as defined in the Purchase Agreement), free and clear of any and all liens, security interests, encumbrances, mortgages, deeds of trust, liabilities, financing statements, pledges, charges, conditions, equitable claims, covenants, title defects, restrictions or claims of any kind, nature or description whatsoever (collectively, "Liens"), to have and to hold said Assets unto Purchaser, its successors and assigns, to and for its or their use forever. To the extent some or all of the Assets already have been conveyed to Purchaser pursuant to another document or agreement, the terms of such document shall be in addition to the terms of this Assignment and Bill of Sale, and in the event that such terms conflict, shall control over such conflicting terms of this Assignment and Bill of Sale.

Seller hereby warrants, covenants and agrees as follows:

1. Seller has good and marketable title to the Assets hereby sold, assigned, transferred, conveyed and delivered to Purchaser, free and clear of all Liens, and Purchaser will receive hereby such good and marketable title thereto.

2. Seller will warrant and defend the assignment, transfer, and conveyance of the Assets hereunder against each and every person or persons claiming by or through Seller against any or all of the same.

3. Seller will take all steps necessary to put Purchaser or its successors and assigns in actual possession and operating control of the Assets, to carry out the intent of the Purchase Agreement and this Assignment and Bill of Sale, or to more effectively sell, assign, convey, transfer, reduce to possession and record title to any of the Assets, including by executing and delivering, or causing to be executed and delivered, such further instruments or documents of conveyance, assignment and transfer, or by taking such other actions as may be requested by Purchaser.

4. Nothing contained in this Bill of Sale shall be deemed to diminish any of the obligations, agreements, covenants, representations, or warranties of Seller contained in the Purchase Agreement.

5. Unless otherwise defined herein, capitalized terms used herein shall have the meanings given such terms in the Purchase Agreement.

6. This Bill of Sale shall be governed in all respects by the laws of the State of Colorado (without regard to its conflicts of laws doctrines).

IN WITNESS WHEREOF, the undersigned party has caused this Bill of Sale to be executed, effective as of the day and year first above written.

SELLER:
MMOJoe, Inc.

By: ______________________ 10/23/17
Lars Koschin, Sole Member

PURCHASER:
SPYR, INC.

By: ______________________
James R. Thompson, CEO and President

SPYR APPS, LLC

By: ______________________
James R. Thompson, Manager